                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                               Netpliance, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   64115K103
--------------------------------------------------------------------------------
                                (CUSIP Number)

        John F. McHale                                    James E. Cahill
7501B N. Capital of Texas Hwy.                    7501B N. Capital of Texas Hwy.
     Austin, Texas  78731                              Austin, Texas  78731
        (512) 681-8300                                    (512) 681-8300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 21, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 13 pages)

_______________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 64115K 10 3                            Page 2 of 13 Pages
--------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     John F. McHale
--------------------------------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                      (a) [_]
                                                                                              (b) [_]
--------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [_]
     Not Applicable
--------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------------------------------

                             7  SOLE VOTING POWER
  NUMBER OF
   SHARES                       15,914,095
                    ------------------------------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH                      0
                    ------------------------------------------------------------------------------------
  REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                        15,914,095
                    ------------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,914,095
--------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                  [_]
--------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.3%
--------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 64115K 10 3                            Page 3 of 13 Pages
--------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     Kent A. Savage
--------------------------------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)                                                                            (a) [_]
                                                                                              (b) [_]
--------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [_]
     Not Applicable
--------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------------------------------

                             7  SOLE VOTING POWER
  NUMBER OF
    SHARES                      6,054,199
                    ------------------------------------------------------------------------------------
 BENEFICIALLY                8  SHARED VOTING POWER
   OWNED BY
     EACH                       0
                    ------------------------------------------------------------------------------------
  REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                        6,054,199
                    ------------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,054,199
--------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                  [_]
--------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%
--------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 64115K 10 3                            Page 4 of 13 Pages
--------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     Kenneth A. Kalinoski
--------------------------------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                      (a) [_]
                                                                                              (b) [_]
--------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [_]
     Not Applicable
--------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------------------------------

                             7  SOLE VOTING POWER
  NUMBER OF
   SHARES                       4,411,680
                    ------------------------------------------------------------------------------------
 BENEFICIALLY                8  SHARED VOTING POWER
   OWNED BY
     EACH                       0
                    ------------------------------------------------------------------------------------
  REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                        4,411,680
                    ------------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,411,680
--------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                  [_]

--------------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%
--------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 64115K 10 3                            Page 5 of 13 Pages
--------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     David S. Lundeen
--------------------------------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                      (a) [_]
                                                                                              (b) [_]
--------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [_]
     Not Applicable
--------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------------------------------

                             7  SOLE VOTING POWER
  NUMBER OF
   SHARES                       125,000
                    ------------------------------------------------------------------------------------
BENEFICIALLY                 8  SHARED VOTING POWER
  OWNED BY
    EACH                        0
                    ------------------------------------------------------------------------------------
 REPORTING                   9  SOLE DISPOSITIVE POWER
  PERSON
   WITH                         125,000
                    ------------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     125,000
--------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                  [_]
--------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 64115K 10 3                            Page 6 of 13 Pages
--------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     Watershed Capital I, L.P.

--------------------------------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                      (a) [_]
                                                                                              (b) [_]
--------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [_]
     Not Applicable
--------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------------------------------

                          7  SOLE VOTING POWER
  NUMBER OF
   SHARES                    4,873,023
                    ------------------------------------------------------------------------------------
 BENEFICIALLY             8  SHARED VOTING POWER
   OWNED BY
     EACH                    0
                    ------------------------------------------------------------------------------------
  REPORTING               9  SOLE DISPOSITIVE POWER
   PERSON
        WITH                 4,873,023
                    ------------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,873,023
--------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                                      [_]
--------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

The securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Netpliance Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 7501B North Capital of Texas Highway, Austin, Texas 78731.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is being jointly filed by each of the following persons: John F. McHale ("Mr. McHale"), Kent A. Savage ("Mr. Savage"), Kenneth A. Kalinoski ("Mr. Kalinoski"), David S. Lundeen ("Mr. Lundeen"), and Watershed Capital I, L.P. ("Watershed"). Messrs. McHale, Savage, Kalinoski, and Lundeen, and Watershed are collectively referred to herein as the "Reporting Persons," or individually as a "Reporting Person." The Reporting Persons, together with any additional stockholders of the Issuer who may become parties with the Reporting Persons to the agreement described in Item 6 and set forth as Exhibit 99.1, are referred to herein as the "Buyout Group."

     (b) Due to Mr. McHale's ownership of 26.3% of the Issuer's Common Stock, he presently has a Schedule 13D on file with the Commission with respect to the Issuer. Mr. McHale's inclusion in this Schedule 13D serves as the third amendment to his previous Schedule 13D filing.

     (c) Mr. Savage has a Schedule 13G on file with the Commission with respect to the Issuer. Pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), Mr. Savage no longer qualifies to use Schedule 13G and therefore is satisfying his disclosure requirements with his inclusion in this Schedule 13D.

     (d) Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to his or its Common Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment,
          (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship.

     (e) Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Common Stock with the purpose (together with the other Reporting Persons) of engaging in the Buyout (as defined in Item 3 below); accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock covered by this Statement. It is anticipated that additional individuals and entities may become Reporting Persons.

     (f) None of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each Reporting Person has purchased the Common Stock that he or it presently holds for investment purposes with personal funds, working capital, or a loan from the Issuer that has been repaid. As described below, Mr. McHale has sent a letter to the Issuer's Board of Directors requesting to open negotiations for the Buyout Group's purchase of all of the outstanding shares of the Issuer not owned by them for cash (the "Buyout"). As a result, if the transaction as proposed is consummated, all shares of the Common Stock of the Issuer not owned by the Buyout Group would be converted into the right to receive $0.65 per share.

Financing for the possible Buyout will be arranged by the Buyout Group. The source and structure of such financing has not been determined at this time. Conditions to the consummation of the financing would include, among other things, the execution and delivery of definitive documents, the satisfactory completion of due diligence by any financing sources and other customary conditions for such a transaction.

ITEM 4.   PURPOSE OF TRANSACTION

Each of the Reporting Persons other than Mr. McHale, as initial members of the Buyout Group, has entered into the same form of MBO Member Agreement with Mr. McHale attached hereto as Exhibit 99.1 for the purpose of opening negotiations for a possible transaction with the Issuer. Towards that end, Mr. McHale sent the letter attached hereto as Exhibit 99.2 to Issuer's Board of Directors requesting an opportunity to discuss a possible transaction in which the outstanding shares of Issuer's Common Stock not owned by the Buyout Group would be purchased for $0.65 per share in cash. The Reporting Persons have not yet determined to pursue any specific plan or proposal, and there can be no assurance as to whether or when any specific plan or proposal will be pursued. Any such plan or proposal could include making a tender offer for some or all of the outstanding Common Stock not owned by the Buyout Group. The Issuer has announced that any such transaction would be subject to the approval of a special committee of independent directors of the Issuer and the negotiation of a definitive agreement, which would include customary conditions to closing. The Issuer's press release is attached hereto as Exhibit 99.8.

Subject to the factors discussed below, the Reporting Persons may purchase additional Common Stock in the open market or otherwise. The Reporting Persons intend to review on a continuing basis various factors relating to their investments in the Issuer, including the Issuer's business and prospects, the price and availability of Common Stock, subsequent developments affecting the Issuer, other investment and business opportunities available to them and general stock market and economic conditions. Based on these factors, any Reporting Person may decide to pursue or abandon negotiations to purchase additional Common Stock, or may determine to sell all or part of its investment in the Issuer.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 on Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

As of the filing date of this Schedule 13D ("Filing Date"), Mr. McHale beneficially owns 15,914,095 shares of Common Stock of the Issuer. Mr. McHale's 15,914,095 shares include: (i) 15,598,375 shares held by Mr. McHale directly; and (ii) an aggregate of 315,720 shares held in trust for the benefit of family members of Mr. McHale; and exclude an aggregate of 1,000,000 shares Mr. McHale is obligated to purchase upon the closing of the Buyout, if any, pursuant to a Stock Purchase Agreement dated December 21, 2000, by and between Mr. McHale and Mr. Savage (the "McHale-Savage Agreement") and a Stock Purchase Agreement dated December 21, 2000, by and between Mr. McHale and Kalinoski, LTD (the "McHale-Kalinoski Agreement"), attached hereto respectively as Exhibit 99.3 and Exhibit
99.4. Mr. McHale's 15,914,095 shares of Common Stock represent approximately 26.3% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Savage beneficially owns 6,054,199 shares of Common Stock of the Issuer. Mr. Savage's 6,054,199 shares include: (i) 2,163,652 shares held by Mr. Savage directly; (ii) an aggregate of 90,000 shares held in trust for the benefit of family members of Mr. Savage; (iii) 3,725,547 shares held by Savage Interests L.P.; (iv) 500,000 shares Mr. Savage is obligated to sell to Mr. McHale under the McHale-Savage Agreement; and (v) 75,000 shares that Mr. Savage has the right to acquire through the exercise of Issuer stock options vesting on or before the sixtieth day following the Filing Date ("Vested Options"); and exclude 225,000 shares Mr. Savage has the right to acquire through the exercise of Issuer stock options that do not vest until after the sixtieth day following the Filing Date ("Unvested Options"). Mr. Savage's 6,054,199 shares of Common Stock represent approximately 10.0% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Savage has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Kalinoski beneficially owns 4,411,680 shares of Common Stock of the Issuer. Mr. Kalinoski's 4,411,680 shares include: (i) 4,403,868 shares held by Kalinoski, LTD for the benefit of Mr. Kalinoski and family members (which includes 240,000 shares held by the two minor children of Mr. Kalinoski); (ii) 500,000 shares that Kalinoski, LTD is obligated to sell to Mr. McHale under the McHale-Kalinoski Agreement; and (iii) 7,812 shares that Mr. Kalinoski has the right to acquire through the exercise of Vested Options; and exclude 23,124 shares Mr. Kalinoski has the right to acquire through the exercise of Unvested Options. Mr. Kalinoski's 4,411,680 shares of Common Stock represent approximately 7.3% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Kalinoski has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Lundeen beneficially owns 125,000 shares of Common Stock of the Issuer. Mr. Lundeen's 125,000 shares include: (i) 35,000 shares held by Mr. Lundeen directly; and (ii) 90,000 shares that Mr. Lundeen has the right to acquire through the exercise of Vested Options; and exclude 4,873,023 shares held directly by Watershed with respect to which Mr. Lundeen disclaims beneficial ownership (Mr. Lundeen is a member of the general partner of the general partner of Watershed). Mr. Lundeen's 125,000 shares of Common Stock represent approximately 0.2% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Lundeen has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Watershed directly owns 4,873,023 shares of Common
Stock of the Issuer which are held of record by Watershed. Watershed's 4,873,023 shares of Common Stock represent approximately 8.1% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Watershed has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which it is the beneficial owner.

Each of the Reporting Persons has agreed to participate as a member of the Buyout Group. The filing of this Statement shall not, however, be construed as an admission that any member of the Buyout Group is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 51.9% of the outstanding shares of Common Stock of the Issuer.

The determination of percent beneficial ownership of Common Stock is based upon there being 60,494,786 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the Reporting Persons other than Mr. McHale, as a member of the Buyout Group, has entered into the same form of MBO Member Agreement with Mr. McHale which provides certain obligations and agreements between such Reporting Person and Mr. McHale with respect to the Buyout, as defined in Item 4 (the "Buyout Group Agreement"). The foregoing is only a summary of the Buyout Agreement and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 99.1.

Messrs. McHale and Savage are parties to the McHale-Savage Agreement wherein Mr. McHale is obligated to purchase, and Mr. Savage is obligated to sell, 500,000 shares of Common Stock of the Issuer at the same price that shares are purchased in the Buyout, and certain co-sale rights, upon the closing of the Buyout, if consummated, pursuant to the terms and conditions of the agreement. The foregoing is only a summary of the McHale-Savage Agreement and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 99.3.

Mr. McHale and Kalinoski, LTD are parties to the McHale-Kalinoski Agreement wherein Mr. McHale is obligated to purchase, and Kalinoski, LTD is obligated to sell, 500,000 shares of Common Stock of the Issuer at the same price that shares are purchased in the Buyout, and certain co-sale rights, upon the closing of the Buyout, if consummated, pursuant to the terms and conditions of the agreement. The foregoing is only a summary of the Mchale-Kalinoski Agreement and is qualfied in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 99.4.

Mr. McHale is a party to a rights agreement with the Issuer which grants him registration rights under the Securities Act of 1933, as amended, (the "Securities Act") with respect to 1,000,020 shares of Common Stock acquired by Mr. McHale in a private placement. Watershed is also a party to the agreement which grants it registration rights under the Securities Act with respect to 4,500,000 shares of Common Stock acquired by Watershed in a private placement. The foregoing is only a summary of the rights agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended.

Watershed is also a party to another rights agreement with the Issuer which grants it registration rights for registration under the Securities Act with respect to an additional 283,023 shares of Common Stock acquired by Watershed in a private placement. The foregoing is only a summary of the rights agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 4.3 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended.

Messrs. McHale and Savage are parties to a voting agreement in which they agreed to vote their shares of Common Stock in favor of the nominee for the Issuer's Board of Directors nominated by U S West Internet Ventures, Inc. The foregoing is only a summary of the voting agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended.

At the present time there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit A      Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 99.1 MBO Member Agreements dated December 21, 2000, by and between Mr. McHale, and each of Messrs. Savage, Kalinoski, and Lundeen, and Watershed, constituting the initial Buyout Group, for the purpose of opening negotiations for a possible transaction with Issuer's Board of Directors.

Exhibit 99.2 Letter from Mr. McHale to the Issuer's Board of Directors dated December 21, 2000.

Exhibit 99.3 Stock Purchase Agreement by and between Messrs. McHale and Savage dated December 21, 2000.

Exhibit 99.4 Stock Purchase Agreement by and between Mr. McHale and Kalinoski LTD dated December 21, 2000.

Exhibit 99.5 Amended and Restated Rights Agreement among the Issuer and Watershed and Mr. McHale dated as of December 3, 1999 (filed as
               Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference).

Exhibit 99.6 Voting Agreement among the Issuer, U S West Internet Ventures, Inc., and Messrs. McHale and Savage dated December 22, 1999 (filed as Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference).

Exhibit 99.7 Amended and Restated Series D and Series E Rights Agreement among the Issuer and the purchasers of Series D and Series E preferred stock, including Watershed, dated as of February 7, 2000 (filed as Exhibit 4.3 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference).

Exhibit 99.8   Press Release of the Issuer issued on December 22, 2000.

                                  SIGNATURES

After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. McHale and James E. Cahill and each of them, his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this
Schedule 13D has been signed by the following persons on December 22, 2000.


                                   By:   /s/John F. McHale
                                        ------------------------------
                                         John F. McHale

                                   By:   /s/Kent A. Savage
                                        ------------------------------
                                         Kent A. Savage

                                   By:   /s/Kenneth A. Kalinoksi
                                        ------------------------------
                                         Kenneth A. Kalinoksi

                                   By:   /s/David S. Lundeen
                                        ------------------------------
                                         David S. Lundeen

                                   WATERSHED CAPITAL I, L.P.

                                   By:   Watershed Capital G.P. I, L.P.,
                                         its general partner
                                         By:  Watershed Capital GP I, L.L.C,
                                         its general partner

                                         By:  /s/David S. Lundeen
                                             -------------------------
                                             David S. Lundeen, Managing Member

                                  APPENDIX A


---------------------------------------------------------------------------------------------------------------------
Name                                         Occupation                   Business or Residence Address   Citizenship
---------------------------------------------------------------------------------------------------------------------
John F. McHale               Chairman and Chief Executive Officer        7501B N. Capital  of Texas Hwy.  USA
                             - Netpliance, Inc.                          Austin, TX 78731
---------------------------------------------------------------------------------------------------------------------
Kent A. Savage               Director; Office of the President; Vice     7501B N. Capital  of Texas Hwy.  USA
                             President of Sales and Marketing            Austin, TX 78731
                             - Netpliance, Inc.

---------------------------------------------------------------------------------------------------------------------
Kenneth A. Kalinoski         Vice President of Development               7501B N. Capital  of Texas Hwy.  USA
                             - Netpliance, Inc.                          Austin, TX 78731
---------------------------------------------------------------------------------------------------------------------
David S. Lundeen             Private Equity Investor; Director of        7000 Bee Caves Road, Suite 250   USA
                             - Netpliance, Inc.                          Austin, TX 78753
---------------------------------------------------------------------------------------------------------------------
Watershed Capital I, L.P.    Private Equity Investor                     7000 Bee Caves Road, Suite 250   USA
                                                                         Austin, TX 78753

---------------------------------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX

Exhibit A      Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 99.1 MBO Member Agreements dated December 21, 2000, by and between Mr. McHale, and each of Messrs. Savage, Kalinoski, and Lundeen, and Watershed, constituting the initial Buyout Group, for the purpose of opening negotiations for a possible transaction with Issuer's Board of Directors.

Exhibit 99.2 Letter from Mr. McHale to the Issuer's Board of Directors dated December 21, 2000.

Exhibit 99.3 Stock Purchase Agreement by and between Messrs. McHale and Savage dated December 21, 2000.

Exhibit 99.4 Stock Purchase Agreement by and between Mr. McHale and Kalinoski LTD dated December 21, 2000.

Exhibit 99.5 Amended and Restated Rights Agreement among the Issuer and Watershed and Mr. McHale dated as of December 3, 1999 (filed as
               Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference).

Exhibit 99.6 Voting Agreement among the Issuer, U S West Internet Ventures, Inc., and Messrs. McHale and Savage dated December 22, 1999 (filed as Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference).

Exhibit 99.7 Amended and Restated Series D and Series E Rights Agreement among the Issuer and the purchasers of Series D and Series E preferred stock, including Watershed, dated as of February 7, 2000 (filed as Exhibit 4.3 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference).

Exhibit 99.8   Press Release of the Issuer issued on December 22, 2000.